AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2000
                                                     REGISTRATION  NO. 333-5906
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                    ---------

                                  WPP Group plc
   (EXACT NAME OF ISSUER OF DEPOSITED SECURITIES AS SPECIFIED IN ITS CHARTER)

                                    ---------

                                       N/A

                   (TRANSLATION OF ISSUER'S NAME INTO ENGLISH)

                          ----------------------------

                                     ENGLAND
            (JURISDICTION OF INCORPORATION OR ORGANIZATION OF ISSUER)

                                    ---------

                                 CITIBANK, N.A.
             (EXACT NAME OF DEPOSITARY AS SPECIFIED IN ITS CHARTER)

                                    ---------
                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF DEPOSITARY'S PRINCIPAL EXECUTIVE OFFICES)

                                    ---------
                              CT Corporation System
                                  1633 Broadway
                            New York, New York 10019
                             Tel. No. (212) 664-1666
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                           CODE OF AGENT FOR SERVICE)

                               ------------------
                                   COPIES TO:

CAROL B. WEINSTEIN, ESQ.                      FRETTRA M. MILLER, ESQ.
DAVIS & GILBERT LLP                           CITIBANK, N.A.
1740 BROADWAY, 3RD FLOOR                      111 WALL STREET 15TH FLOOR ZONE 9
NEW YORK, NEW YORK  10019                     NEW YORK, NEW YORK 10043
                                 --------------
It is proposed that this filing become effective under Rule 466:

                          / / immediately upon filing.
                          / / on (Date) at (Time).

    If a separate registration statement has been filed to register the deposited shares, check the following box / /.

--------------------------------------------------------------------------------
THE REGISTRANT HEREBY AMENDS THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         This Post-Effective Amendment No. 2 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


ITEM NUMBER AND CAPTION                                                                LOCATION IN FORM OF AMERICAN
                                                                                       DEPOSITARY RECEIPT ("RECEIPT")
                                                                                       FILED HEREWITH AS PROSPECTUS
                                                                                       ----------------------------

1.   Name  of  depositary   and  address  of  its                                 FACE OF RECEIPT -  Introductory  Paragraph  and
     principal executive office                                                   final sentence of Face

2.   Title of Receipts  and identity of deposited                                 FACE OF RECEIPT - top  center and  Introductory
     securities                                                                   Paragraph

     Terms of Deposit:

     (i)   The amount of deposited securities                                     FACE  OF  RECEIPT  -  upper  right  corner  and
           represented by one American Depositary                                 Introductory Paragraph
           Share

     (ii)  The procedure for voting, if any, the                                  REVERSE OF RECEIPT - Paragraphs  (15) and (16)
           deposited securities

     (iii) The collection and distribution of dividends                           FACE OF RECEIPT -  Paragraphs  (5),  (7),  (10)
                                                                                  and (11)
                                                                                  REVERSE OF RECEIPT - Paragraphs (14) and (15)

     (iv)  The transmission of notices,                                           FACE OF RECEIPT - Paragraphs (5) and (11)
           reports and proxy soliciting                                           REVERSE OF RECEIPT - Paragraphs (13), (15) and
           material                                                               (16)


(v)      The sale or exercise of rights                            FACE OF RECEIPT - Paragraphs (7) and (9)
                                                                   REVERSE OF RECEIPT Paragraphs (14) and (15)

(vi)     The deposit or sale of securities resulting               FACE OF RECEIPT - Paragraphs (7) and (9)
         from dividends, splits or plans of                        REVERSE OF RECEIPT - Paragraphs (14) and (17)
         reorganization

(vii)    Amendment, extension or termination of the                REVERSE OF RECEIPT -  Paragraphs  (20) and (21) (no  provision
         deposit agreement                                         for extension)

(viii)   Rights of holders of Receipts to inspect the              REVERSE OF RECEIPT - Paragraph (13)
         transfer books of the depositary and the
         list of holders of Receipts

(ix)     Restrictions upon the right to deposit or                 FACE OF RECEIPT - Paragraphs (2), (4) and (7)
         withdraw the underlying securities                        REVERSE OF RECEIPT - Paragraph (22)

(x)      Limitation upon the liability of the depositary           REVERSE OF RECEIPT - Paragraphs (17 ) and (18)

3.       Fees and charges which may be imposed directly            FACE OF RECEIPT - Paragraph (10)
         or indirectly on holders of Receipts

ITEM 2.  AVAILABLE INFORMATION                                     REVERSE OF RECEIPT - Paragraph (13)

      WPP Group plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices, including but not limited to, Seven World Trade Center, 13th Floor, New York, New York 10048.

                                   PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt, included as Exhibit A to the proposed Amendment No. 2 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Registration Statement and incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.  EXHIBITS

               (a)(i) Form of Amendment No. 2 to Amended and Restated Deposit Agreement, by and among WPP Group plc (the "Company"), Citibank, N.A., as depositary (the "Depositary") and all Holders and Beneficial Owners from time to time of American Depositary Receipts ("ADRs") issued thereunder, including the form of ADR to be issued thereunder. - Filed herewith as Exhibit (a)(i).

               (a)(ii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of November 9, 1999, by and among WPP Group plc (the "Company"), Citibank, N.A., as depositary (the "Depositary") and all Holders and Beneficial Owners from time to time of American Depositary Receipts ("ADRs") issued thereunder, including the form of ADR to be issued thereunder. *

               (a)(iii) Amended and Restated Deposit Agreement, dated as of October 24, 1995, among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs issued thereunder, including the form of ADR to be issued thereunder.*

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. *

ITEM 4.  UNDERTAKINGS

         a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.



--------------------------------------------------------------------------------
*  Previously filed and incorporated by reference to Registration Statement
   No. 333-5906.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement dated as of October 24, 1995 as proposed to be amended by Amendment No. 2 to Amended and Restated Deposit Agreement, by and among WPP Group plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of June, 2000.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement for the issuance of American Depositary Receipts representing Ordinary Shares, par value U.K. 10p per share, of WPP Group plc.

                                    CITIBANK, N.A., as Depositary

                                    By: /s/ Brian M. Teitelbaum
                                       --------------------------------
                                    Name:    Brian M. Teitelbaum
                                    Title:    Vice President

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, WPP Group plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on the 30th day of June, 2000.



                                   WPP Group plc

                                   By: /s/ Paul W.G. Richardson
                                      -----------------------------------------
                                   Name:    Paul W. G. Richardson
                                   Title:   Group Finance Director and Director

                                POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each director of WPP Group plc whose signature appears below constitutes and appoints Sir Martin Sorrell and Paul W. G. Richardson, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of the, or their or their or his substitute or substitutes, may lawfully do or cause to be done by the virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on June 29, 2000.



      NAME                          TITLE

      /s/ Sir Martin Sorrell        Group Chief Executive and
      --------------------------    Director
      Sir Martin Sorrell

       /s/ Paul W. G. Richardson    Group Finance Director (Chief Accounting and
      --------------------------    Finance Officer) and Director
      Paul W. G. Richardson

       /s/ Paul Delaney             Director of Group Treasury
      --------------------------    (Principal Accounting Officer)
      Paul Delaney

       /s/ Brian Brooks             Director
      --------------------------
      Brian Brooks

      /s/ Jeremy Bullmore           Director
      --------------------------
      Jeremy Bullmore

      /s/ Esther Dyson              Director
      --------------------------
      Esther Dyson

      /s/ Masao Inagaki
      ---------------------------   Director
      Masao Inagaki




      /s/ John Jackson              Director
      --------------------------
      John Jackson


      /s/ Hamish Maxwell            Chairman and Director
      --------------------------
      Hamish Maxwell


      /s/ Stanley Morten            Director
      --------------------------
      Stanley Morten


      /s/ John Quelch               Director
      --------------------------
      John Quelch


      /s/ Eric Salama               Director
      --------------------------
      Eric Salama


      /s/ Joel Smilow               Director
      --------------------------
      Joel Smilow


      /s/ Christopher Mackenzie     Director
      --------------------------
      Christopher Mackenzie


      /s/ Steven Heyer              Director
      --------------------------
      Steven Heyer


      /s/ Mary Ellen Howe
      --------------------------    Authorized Representative
      Mary Ellen Howe               in the United States

                                INDEX TO EXHIBITS

                                                                                      Sequentially
      Exhibit                             Document                                    Numbered Page
      -------                             --------                                    -------------

      (a)(i)                              Form of Amendment No. 2 to
                                          Amended and Restated
                                          Deposit Agreement